UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019
Commission File Number 1-15250

BANCO BRADESCO S.A.
(Exact name of registrant as specified in its charter)

BANK BRADESCO
(Translation of Registrant's name into English)

Cidade de Deus, s/n, Vila Yara
06029-900 - Osasco - SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

 .

Publicly-Held Company

Corporate Taxpayer's ID No. 60.746.948/0001-12

Material Fact

Banco Bradesco S.A. (“Bradesco”) announces to the market, its shareholders, clients and employees that it has entered into a Share Purchase Agreement (“Agreement”) with the controlling shareholders of BAC Florida Bank (“BAC Florida”) for the acquisition of BAC Florida.

BAC Florida has been offering from Florida, for 45 years, various financial services in the U.S., especially for high net worth non-resident individuals.

Upon completion of the acquisition, Bradesco will assume the operations of BAC Florida, with the main objective of expanding the offering of investments in the USA to its affluent and high net worth clients, in addition to other banking services, such as checking accounts, credit card and real estate financing. This transaction will also provide Bradesco with the opportunity to expand business related to corporate and institutional clients.

Bradesco will pay approximately US$500 million for BAC Florida.

The completion of the transaction, which may happen in one or more subsequent stages, is subject to the approval of Brazilian and U.S. competent regulatory authorities and to the fulfillment of legal formalities.

Bradesco had the financial advice of Banco Bradesco BBI S.A. and the legal advice of Shearman & Sterling LLP.

Cidade de Deus, Osasco, SP, May 6, 2019

Banco Bradesco S.A.

Leandro de Miranda Araujo

Executive Deputy Officer and

Investor Relations Officer

For any questions or more information, please contact the Market Relations Department (DRM) at +55 (11) 2194-0922 or investors@bradesco.com.br.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: May 6, 2019

BANCO BRADESCO S.A.

By:	/S/Leandro de Miranda Araujo
Leandro de Miranda Araujo Executive Deputy Officer and Investor Relations Officer.

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.